Exhibit 99.1

PRESS RELEASE
Monday 28 October 2024 – 8 a.m. CET

CMB.TECH ANNOUNCES Q3 2024 RESULTS ON  THURSDAY 7 NOVEMBER 2024

ANTWERP, Belgium, 28 October 2024 – CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMBT”, “CMB.TECH” or “the Company”) will release its third quarter 2024 earnings prior to market opening on Thursday 7 November 2024 and will host a conference call at 9 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the website.

The presentation for the earnings call will be available in our presentation section.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	7 November 2024
Event Time:	9 a.m. EST / 2 p.m. CET
Event Title:	“Q3 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/0682020b-1fa6-4f84-bbc2-d70a255a7fe4@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants located who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 312 887 86#
The recording & a transcript of the call will be uploaded onto our website in our investor section.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech www.cmb.tech

PRESS RELEASE
Monday 28 October 2024 – 8 a.m. CET

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Announcement Q3 2024 results – 7 November 2024

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group that is a pioneer in decarbonising shipping. We own and operate more than 160 vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind ships, tugs and ferries. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech www.cmb.tech